Filed Pursuant to Rule 433

Registration Statement No. 333-189896

Pricing Term Sheet República Oriental del Uruguay 5.100% USD Bonds due 2050 (the “Bonds”) Final Terms and Conditions As of February 23, 2015
Issuer:	República Oriental del Uruguay
Title:	5.100% USD Bonds due 2050 (principal repaid on June 2048, June 2049, and on Maturity Date).
Principal Amount:	U.S.$1,200,000,000 (to constitute a further issuance of, be consolidated, form a single series and be fungible on the settlement date with the Republic’s outstanding 5.100% USD Bonds due 2050 originally issued on June 18, 2014 in the original aggregate principal amount of U.S.$2,000,000,000).

Maturity Date:	June 18, 2050
Pricing Date:	February 23, 2015
Settlement Date:	February 26, 2015

Public Offering Price:

101.394% of the principal amount, plus accrued interest, if any, from (and including) December 18, 2014 to (but excluding) February 26, 2015, the date the Republic expects to deliver the Reopening Securities, and any additional interest from February 26, 2015, if settlement occurs after that date. Purchasers of the Reopening Securities will be entitled to receive the full amount of the next semi-annual regular interest payment on June 18, 2015.

Yield to Average Life:	5.014%
Benchmark Treasury:	3.00% due November 2044

Benchmark Treasury Price and Yield:	106-28; 2.664%

Interest:	5.100% per year, payable semi-annually in arrears in U.S. dollars.
Payments of Interest:	Interest will be paid semi-annually in arrears on June 18 and December 18 of each year, commencing on June 18, 2015. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.
Payments of Principal:	Principal will be repaid in three nominally equal installments on June 18, 2048, June 18, 2049 and at maturity.
Use of Proceeds:	General budgetary purposes of the Republic.

Denominations:	$1.00 x $1.00

Format:	SEC Registered
CUSIP / ISIN:	760942BA9 / US760942BA98
Governing Law:	New York
Listing:	Application will be made to admit the Reopening Securities to the Luxembourg Stock Exchange and to have the Reopening Securities admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.
Expected Ratings:(1)	Baa2 / BBB- / BBB- (All Stable)
Ranking:	Senior Unsecured Notes
Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Santander Investment Securities Inc.
Preliminary Prospectus Supplement and Prospectus:	http://www.sec.gov/Archives/edgar/data/102385/000090342315000150/repofuruguay-424b3_0220.htm

(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The following additional information of Uruguay and regarding the securities is available from the SEC’s website and also accompanies this free-writing prospectus:

http://www.sec.gov/Archives/edgar/data/102385/000090342314000359/rou-18k_0609.htm
http://www.sec.gov/Archives/edgar/data/102385/000090342315000149/rou-18ka_0220.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling:

Merrill Lynch, Pierce, Fenner & Smith Incorporated: +1-800-294-1322

Morgan Stanley & Co. LLC: +1-866-846-2874

Santander Investment Securities Inc.: +1-855-403-3636

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.